LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2022 and 2021

ASSETS		2022	2021
Cash	$	631,529	582,867
Accounts receivable, net		319,732	813,829
Prepaid expenses		28,605	302
Income tax receivable		13,000	6,000
Total current assets		992,866	1,402,998
Property and equipment, net		549,704	738,382
Cash surrender value of life insurance		644,197	786,741
Total assets	$	2,186,767	2,928,121

LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Payables	$	317,314	355,632
Current portion of lease liabilities		198,395	182,730
Total current liabilities		515,709	538,362
Lease liabilities		311,736	510,131
Deferred income taxes		89,000	204,000
Total liabilities		916,445	1,252,493
Stockholders' equity:			
Common stock, $1 par value; 50,000 shares authorized,			
3,879 and 3,829 shares issued and outstanding, respectively		3,879	3,829
Additional paid-in capital		119,820	79,880
Retained earnings		1,146,623	1,591,919
Total stockholders' equity		1,270,322	1,675,628
Total liabilities and stockholders' equity	$	2,186,767	2,928,121

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2022 and 2021

	2022	2021
Revenues:		
Municipal advisory fees	$ 2,695,229	4,369,011
Consulting fees	1,564,265	1,328,037
Gain (loss) on investments	(142,544)	136,888
Administrative fees	167,623	152,849
Total revenues	4,284,573	5,986,785
Operating expenses:		
Employee compensation and benefits	3,843,975	4,403,118
Other general and administrative expenses	875,604	613,733
Occupancy	95,290	132,704
Total operating expenses	4,814,869	5,149,555
Income (loss) from operations	(530,296)	837,230
Other income:		
Gain on forgiveness of debt	-	242,100
Net other income	-	242,100
Provision (benefit) for income taxes	(85,000)	202,000
Net income (loss)	$ (445,296)	877,330

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
December 31, 2022 and 2021

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance at January 1, 2021	3,779 $	3,779 $	39,940 $	714,589 $	758,308
Issuance of common stock	50	50	39,940	-	39,990
Net income	-	-	-	877,330	877,330
Balance at December 31, 2021	3,829	3,829	79,880	1,591,919	1,675,628
Issuance of common stock	50	50	39,940	-	39,990
Net income	-	-	-	(445,296)	(445,296)
Balance at December 31, 2022	3,879 $	3,879 $	119,820 $	1,146,623 $	1,270,322

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2022 and 2021

		2022	2021
Cash flows from operating activities:			
Net income (loss)	$	(445,296)	877,330
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for losses on accounts receivable		9,000	10,250
Depreciation and amortization		204,671	192,128
Deferred income taxes		(115,000)	158,000
Gain on forgiveness of debt		-	(242,100)
Change in cash surrender value of life insurance		142,544	(136,888)
Stock compensation expense		39,990	39,990
(Increase) decrease in:			
Accounts receivable		485,097	(528,501)
Prepaid expenses		(28,303)	-
Income tax receivable		(7,000)	32,000
Increase (decrease) in:			
Payables		(38,318)	79,104
Lease liabilities		(182,730)	(168,033)
Net cash provided by operating activities		64,655	313,280
Cash flows from investing activities:			
Purchases of property and equipment		(15,993)	(37,544)
Net cash used in investing activities		(15,993)	(37,544)
Cash flows from financing activities:		-	-
Net increase in cash		48,662	275,736
Cash, beginning of year		582,867	307,131
Cash, end of year	$	631,529	582,867

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the State of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include some amounts that are based on management's best estimates and judgements. The most significant estimates relate to allowances for uncollectible accounts receivable, depreciation, taxes, and contingencies. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution. Concentrations of credit risk with respect to accounts receivable are limited because many diverse local government agencies make up the Company's customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the National Credit Union Administration (NCUA) up to certain limits. At December 31, 2022, the Company had one balance in excess of NCUA insured limits in the amount of $381,429. At December 31 2021, the Company had one balance in excess of NCUA insured limits in the amount of $332,762. The Company has not experienced any losses in such accounts.

Financial Instruments

The Company's financial instruments include cash and cash equivalents, receivables, and payables. The recorded values of cash and cash equivalents, receivables, and payables approximate their fair values based on their short-term nature.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectibility. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Property and Equipment and Depreciation Methods

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. The Company uses other depreciation methods (generally accelerated methods) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Leases

Operating lease right-of-use (ROU) asset represents the Company's right to use an underlying asset for the lease term and lease liability represents the Company's obligation to make lease payments arising from the lease. Operating lease ROU asset and lease liability are recognized at commencement date based on the present value of lease payments over the lease term. If a leasing arrangement does not provide an implicit rate, the Company's incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. For operating leases with a term of one year or less, the Company does not recognize a lease liability or ROU asset on the financial statements.

Income Taxes

The Company files federal and state income tax returns in states in which it operates. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In accordance with Accounting Standards Codification (ASC) 740, *Income Taxes*, management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 whereby the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for these goods or services. To achieve this core principle, the Company applies the following five step approach: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

The Company derives its revenues from consulting services, municipal advisory services, and administrative services. A description of each of the Company's disaggregated revenue streams, as presented in the statements of operations, is as follows:

Consulting Fees

The Company provides consulting services to entities for impact fee studies, RDA consulting services, transportation studies, and other similar services.

The Company believes the performance obligation for providing such consulting services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company has an enforceable right to payment for the consulting services provided to date. Progress toward satisfaction of the performance obligation is measured based on labor hours expended.

Municipal Advisory Fees

The Company provides municipal advisory services related to the application and issuance of municipal bonds.

The Company believes that the performance obligation related to municipal advisory services is achieved at the point in time when the customer is awarded the municipal bond. At this time the Company does not need to take any further significant actions in order for the customer to obtain control and benefit of the bond proceeds. If the bond issuance fails, the Company will not be paid for the municipal advisory services.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Administrative Fees

The Company provides administrative services such as RDA management services, SID administration, and other similar services.

The Company believes that the performance obligation related to administrative services is achieved at various intervals based on the terms of the contract (i.e. monthly, quarterly, annually, etc.). At these intervals the Company has completed any significant actions in order for the customer to benefit from the agreement.

Contingencies

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they arise from guarantees, in which guarantees would be disclosed.

Note 2 – Accounts Receivable

Accounts receivable consist of the following:

		2022	2021
Accounts receivable	$	358,732	843,829
Less allowance for doubtful accounts		(39,000)	(30,000)
	$	319,732	813,829

Note 3 – Related Party Transactions

The Company provides management services to LRB Financial and Light Energy Development, LLC, companies under common ownership. During the years ended December 31, 2022 and 2021, the Company recorded revenue from related parties of $25,000 and $27,000, respectively.

Note 4 – Property and Equipment

Property and equipment consists of the following:

		2022	2021
Right-of-use assets	$	472,316	649,774
Furniture and fixtures		221,447	216,229
Computer equipment		182,479	183,750
Leasehold improvements		51,485	51,485
		927,727	1,101,238
Less accumulated deprecation and amortization		(378,023)	(362,856)
	$	549,704	738,382

Note 5 – Payables

Payables consist of the following:

	2022	2021
Pension payable	$ 283,749	292,980
Vacation payable	16,003	32,138
Accounts payable	15,609	18,514
Accrued expenses	1,953	-
Income tax payable	-	12,000
	$ 317,314	355,632

Note 6 – Paycheck Protection Program Loan

During 2020 the Company obtained a loan for $242,100 from the Paycheck Protection Program (PPP) offered by the U.S. Small Business Administration (SBA). All or a portion of the loan proceeds may be forgiven by the SBA if the loan proceeds are used for specific costs including payroll, health benefits, rent and utilities over the eight-week or twenty-four-week period following receipt of the loan proceeds. On February 12, 2021, the loan proceeds were fully forgiven by the SBA.

Note 7 – Income Taxes

The provision for income taxes consists of the following:

	2022	2021
Current	$ 30,000	44,000
Deferred	(115,000)	158,000
	$ (85,000)	202,000

Note 7 – Income Taxes (continued)

The provision for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2022	2021
Computed tax at federal statutory rate	$	(111,000)	227,000
State taxes, net of federal benefit		(21,000)	42,000
Meals and entertainment		1,000	-
Gain on forgiveness of debt		-	(51,000)
Other, net		7,000	4,000
Insurance		39,000	(20,000)
	$	(85,000)	202,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following:

		2022	2021
Revenue and expense recognition	$	(78,000)	(191,000)
Difference between book and tax deprecation		(19,000)	(22,000)
Charitable contribution carryforward		12,000	14,000
Rent leveling adjustment		5,000	4,000
Valuation allowance		(9,000)	(9,000)
	$	(89,000)	(204,000)

At December 31, 2022, the Company has available unused charitable contribution credits that may be applied against future taxable income. The charitable contribution credits have begun to expire and will continue to expire if unused through 2027.

Note 8 – Operating Leases

The Company has an operating lease for office space which expires in May 2025. Operating lease expense under this lease during the years ended December 31, 2022 and 2021 was $200,000 and $200,000, respectively.

Note 8 – Operating Leases (continued)

The Company has an operating lease for equipment which expires in September 2025. Operating lease expense under this lease during the years ended December 31, 2022 and 2021 was approximately $8,000 and $8,000, respectively.

As of December 31, 2022 and 2021, the weighted average discount rate for the Company's leases was 5%. As of December 31, 2022 and 2021, the weighted average remaining lease term was 2.5 and 3.5 years, respectively. During the years ended December 31, 2022 and 2021, the Company paid cash for operating lease payments of approximately $213,000 and $208,000, respectively.

Future maturities for operating leases are approximately as follows:

Year	Amount
2023	$ 219,000
2024	226,000
2025	98,000
Total lease payments	543,000
Less imputed interest	(32,869)
	$ 510,131

During the years ended December 31, 2022 and 2021, the Company subleased a portion of their office space under an agreement that expires in May 2025. During the years ended December 31, 2022 and 2021, the Company recorded sublease revenue of approximately $88,000 and $86,000, respectively, as an offset to lease expense.

Note 9 – Supplemental Cash Flow Information

During the year ended December 31, 2022 and 2021, the Company paid cash for interest and income taxes as follows:

	2022	2021
Interest	$ -	-
Income taxes	$ 38,000	-

Note 10 – Profit Sharing Plan

The Company has adopted a profit-sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $285,000 and $332,000 for the years ended December 31, 2022 and 2021, respectively.

Note 11 – Commitments and Contingencies

During the year ended December 31, 2020, the Company entered into a common stock grant agreement with an employee wherein the Company will grant and issue shares of common stock and recognize stock compensation expense each year through December 2022. The grant and issuance of common stock was contingent on the employee's continued performance and service with the Company. During the years ended December 31, 2022 and 2021, the Company granted and issued 50 shares of common stock each year, resulting in stock compensation expense of $39,990 each year. The fair value of the issuance of the related common stock was based on qualitative and quantitative factors including, but not limited to, recent common stock purchases by the Company.

Note 12 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2022 and 2021, the Company had net capital of $920,597 and $970,889, respectively, which was $896,922 and $944,308, respectively, in excess of its required net capital of $23,675 and $26,581, respectively. At December 31, 2022 and 2021, the Company's net capital ratio was 0.39 to 1 and 0.41 to 1, respectively.

Note 13 – Subsequent Events

The Company evaluated events through February 24, 2023, the date the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2022

Net Capital:

Total ownership equity	$	1,270,322
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		1,270,322
Additions for deferred income tax liabilities resulting from assets that are non-allowable for net capital		89,000
Total capital and allowable credits		1,359,322
Deductions for non-allowable assets		(438,725)
Net capital before haircuts on securities positions		920,597
Haircuts on securities		-
Net capital	$	920,597

Aggregate indebtedness:

Total liabilities (less deferred income taxes) from balance sheet	$	355,129

Computation of Basic Net Capital Requirement:

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or minimum net capital of $5,000)	$	23,675
Excess net capital	$	896,922
Excess net capital at 1000% (net capital - 10% of aggregate indebtedness)	$	885,084
Ratio of aggregate indebtedness to net capital		0.39 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2022) (as amended on February 24, 2023):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	920,597
Reconciling items		-
Net capital per above	$	920,597

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
December 31, 2022

None; the Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073.